Exhibit 10.2

[FORM OF]

TAX MATTERS AGREEMENT

INTERNATIONAL PAPER COMPANY

AND

SYLVAMO CORPORATION

DATED AS OF [    ], 2021

TABLE OF CONTENTS

ARTICLE I
DEFINITIONS

ARTICLE II
ALLOCATION OF TAX LIABILITIES

2.1	General Rule	10
2.2	Ordinary Taxes	10
2.3	Scheduled Tax Allocations	10
2.4	Employment Taxes	10
2.5	Certain Transaction and Other Taxes	10

ARTICLE III
CLOSING OF TAXABLE YEARS

3.1	Closing of Taxable Years	12

ARTICLE IV
PREPARATION AND FILING OF TAX RETURNS

4.1	Responsibility of Preparing Tax Returns	12
4.2	Tax Accounting Practices	13
4.3	Carrybacks and Claims for Refund	14
4.4	Allocation of Earnings and Profits and Tax Attributes	14
4.5	Transfer Pricing	15

ARTICLE V
TAX PAYMENTS

5.1	Filing of Tax Returns and Payment of Taxes	15
5.2	Indemnification Payments	16

ARTICLE VI
TAX BENEFITS

6.1	Tax Benefits	16

ARTICLE VII
INTENDED TAX TREATMENT

7.1	Representations	18
7.2	Restrictions on SpinCo	19
7.3	Restrictions on Parent	21
7.4	Procedures Regarding Opinions and Rulings	21
7.5	Liability for Tax Related Losses	22

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ARTICLE VIII
PROCEDURAL MATTERS

8.1	Cooperation	25
8.2	Interest	26
8.3	Treatment of Payments; Tax Gross Up	26
8.4	Dispute Resolution	27

ARTICLE IX
TAX CONTESTS

9.1	Tax Contests	28
9.2	Expenses and Applicability	30

ARTICLE X
MISCELLANEOUS

10.1	Effective Date; Termination of Prior Intercompany Tax Allocation Agreements	30
10.2	Coordination of Agreements	30
10.3	Counterparts; Entire Agreement; Corporate Power	30
10.4	Governing Law; Waiver of Jury Trial	31
10.5	Assignability	32
10.6	Third-Party Beneficiaries	32
10.7	Notices	33
10.8	Severability	34
10.9	Force Majeure	34
10.10	Headings	34
10.11	Survival	34
10.12	Waivers of Default	34
10.13	Specific Performance	34
10.14	Amendments	35
10.15	Interpretation	35
10.16	Limitations of Liability	35
10.17	Performance	35
10.18	Mutual Drafting	36

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[FORM OF] TAX MATTERS AGREEMENT

This Tax Matters Agreement, dated as of [    ], 2021 (this “Agreement”), is by and between, International Paper Company, a New York corporation (“Parent”), and Sylvamo Corporation, a Delaware corporation (“SpinCo”).

RECITALS

WHEREAS, Parent and SpinCo have entered into a Separation and Distribution Agreement, dated as of the date hereof (as it may be amended from time to time, the “Separation and Distribution Agreement”), providing for the separation of the SpinCo Business from the Parent Business (the “Separation”) and, following the Separation, for the distribution, on a pro rata basis, to holders of Parent Shares on the Record Date of eighty and one tenth of a percent (80.1%) of the outstanding SpinCo Shares owned by Parent (the “Distribution”);

WHEREAS, Parent plans to dispose of the SpinCo Shares that it retains following the Distribution through sales of shares for cash;

WHEREAS, pursuant to the Separation and Distribution Agreement, among other things, Parent will contribute the SpinCo Assets and the SpinCo Liabilities to SpinCo in exchange for (i) the actual or deemed issuance by SpinCo to Parent of SpinCo Shares and (ii) the distribution by SpinCo to Parent of the Cash Transfer (the “Contribution”);

WHEREAS, for U.S. federal income tax purposes, it is intended that each of the Contribution and the Distribution, taken together, and the Internal Distributions (as defined below) qualify as a transaction that is tax-free under Sections 355(a) and 368(a)(1)(D) of the Code;

WHEREAS, as of the date hereof, Parent is the common parent of an affiliated group of domestic corporations, including SpinCo, that has elected to file consolidated U.S. federal Income Tax Returns and, as a result of the Distribution, neither SpinCo nor any of its Affiliates will be a member of such group after the close of the Distribution Date; and

WHEREAS, in contemplation of the Separation and Distribution, Parent and SpinCo desire to set forth their agreement on the rights and obligations of Parent and SpinCo and their respective Affiliates with respect to the responsibility, handling and allocation of federal, state, local and non-U.S. Taxes, and various other Tax matters;

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as set forth herein.

ARTICLE I

DEFINITIONS

For purposes of this Agreement (including the recitals hereof), the following terms have the following meaning, and capitalized terms used in this Agreement but not otherwise defined herein shall have the meanings assigned to them in the Separation and Distribution Agreement:

“Accounting Firm” has the meaning set forth in Section 8.4.

“Active Trade or Business” means the active conduct (as defined in Section 355(b)(2) of the Code and the Treasury Regulations thereunder) by Parent or SpinCo, as applicable, and its “separate affiliated group” (as defined in Section 355(b)(3)(B) of the Code) of the trade or business(es) relied upon to satisfy Section 355(b) of the Code with respect to the Distribution (as described in the IRS Ruling Request and the Representation Letters), as conducted immediately prior to the Distribution.

“Adjustment Request” means any formal or informal claim or request filed with any Tax Authority, or with any administrative agency or court, for the adjustment, refund, or credit of Taxes, including (a) any amended Tax Return claiming adjustment to the Taxes as reported on the Tax Return or, if applicable, as previously adjusted, (b) any claim for equitable recoupment or other offset, and (c) any claim for refund or credit of Taxes previously paid.

“Agreement” has the meaning set forth in the Preamble.

“Ancillary Agreements” has the meaning set forth in the Separation and Distribution Agreement, provided that, for purposes of this Agreement, “Ancillary Agreements” shall not include the Intellectual Property Agreements, the Commercial Agreements or the Leases (as each term is defined in the Separation and Distribution Agreement).

“Capital Stock” means, with respect to any Party, all classes or series of capital stock of such Party, including (a) common stock, (b) all options, warrants and other rights to acquire such capital stock and (c) all instruments properly treated as stock in such Party for U.S. federal income tax purposes.

“CFO Certificate” has the meaning set forth in Section 7.2(d).

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Return” means any Tax Return that actually includes, by election or otherwise, one or more members of the Parent Group together with one or more members of the SpinCo Group, including (a) any consolidated, combined or unitary Tax Return, and (b) any Tax Return with respect to any profit and/or loss sharing group, group payment or similar group or fiscal unit.

“Distribution” has the meaning set forth in the Recitals.

“Distribution Date” means the date of the consummation of the Distribution, which shall be determined by the Parent Board in its sole and absolute discretion.

“Employee Matters Agreement” means the Employee Matters Agreement entered into by and between Parent and SpinCo or members of their respective Groups in connection with the Separation, the Distribution or the other transactions contemplated by the Separation and Distribution Agreement, as it may be amended from time to time.

“Employment Taxes” means (i) any Tax, the liability or responsibility for which is allocated pursuant to Section 2.6 of the Employee Matters Agreement and (ii) any employment, payroll, social security, disability, unemployment, workers’ compensation or other similar Taxes, tax withholding or similar obligations in respect of Transferred Employees (as defined in the Employee Matters Agreement) employed in jurisdictions outside of the United States, the liability or responsibility for which is allocated pursuant to any agreement entered into in connection with the Separation outside of the United States.

“Fifty-Percent or Greater Interest” has the meaning ascribed to such term for purposes of Sections 355(d) and (e) of the Code.

“Final Determination” means the final resolution of liability for any Tax, which resolution may be for a specific issue or adjustment or for a Tax Period, (a) by IRS Form 870 or 870-AD (or any successor forms thereto), on the date of acceptance by or on behalf of the taxpayer, or by a comparable form under the laws of a state, local, or non-U.S. taxing jurisdiction, except that a Form 870 or 870-AD or comparable form shall not constitute a Final Determination to the extent that it reserves (whether by its terms or by operation of law) the right of the taxpayer to file a claim for refund or the right of the applicable Tax Authority to assert a further deficiency in respect of such issue or adjustment or for such Tax Period (as the case may be); (b) by a decision, judgment, decree, or other order by a court of competent jurisdiction, which has become final and unappealable; (c) by a closing agreement or accepted offer in compromise under Sections 7121 or 7122 of the Code, or a comparable agreement under the laws of a state, local, or non-U.S. taxing jurisdiction; (d) by any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all Tax Periods during which such refund may be recovered (including by way of offset) by the jurisdiction imposing such Tax; (e) by a final settlement resulting from a treaty-based competent authority determination; or (f) by any other final disposition, including by reason of the expiration of the applicable statute of limitations or by mutual agreement of the parties.

“Group” means either the SpinCo Group or the Parent Group, as the context requires.

“Income Tax” means any Tax which is based upon, measured by, or calculated with respect to income, capital, net receipts or net worth and any other franchise or similar Taxes.

“Income Tax Return” means any Tax Return relating to Income Taxes.

“Indemnifying Party” means a Party that has an obligation to make an Indemnity Payment.

“Indemnitee” means a Party that is entitled to receive an Indemnity Payment.

“Indemnity Payment” means an indemnity payment required by this Agreement from an Indemnifying Party in respect of any Liability.

“Intended Tax Treatment” means (a) the Contribution and the Distribution, the Internal Distributions and the Internal Contributions effected as part of the Separation will qualify for Tax-Free Status and (b) the Non-U.S. Separation Transactions will qualify in accordance with the treatment set forth in the applicable Tax Opinion/Ruling.

“Internal Contribution” means any internal separation of the SpinCo Assets and SpinCo Liabilities from the Parent Assets and Parent Liabilities (a) held by certain subsidiaries of Parent and (b) in a transaction intended to qualify, for U.S. federal income Tax purposes, as a contribution that is generally tax-free pursuant to Section 351(a) of the Code.

“Internal Distribution” means any internal separation of the SpinCo Assets and SpinCo Liabilities from the Parent Assets and Parent Liabilities (a) held by certain subsidiaries of Parent and (b) in a transaction intended to qualify, for U.S. federal income Tax purposes, as a distribution that is generally tax-free pursuant to Section 355(a) (or Sections 355(a) and 368(a)(1)(D)) of the Code).

“IRS” means the U.S. Internal Revenue Service.

“IRS Ruling Request” means the request for private letter rulings filed by Parent on February 16, 2021 with the IRS (including all attachments, exhibits, and other materials submitted with such ruling request and any amendments or supplemental submissions related thereto).

“Liability Event” has the meaning set forth in Section 7.5(c).

“Non-U.S. Separation Transaction” shall mean each of (a) the transfer of certain assets and employees by International Paper Polska Sp. z o.o to Sylvamo Polska Sp. Zo.o in a partial demerger, in exchange for the issuance of shares of Sylvamo Polska Sp. Zo.o to International Paper (Poland) Holding sp. z. o.o. and (b) the transfer of certain assets and employees by IP Belgian Services Company SPRL to International Paper Benelux SRL in a partial demerger in exchange for the issuance of membership interests of International Paper Benelux SRL to International Paper Investments (Luxembourg) S.à.r.l.

“Notified Action” has the meaning set forth in Section 7.4(a).

“Ordinary Taxes” means any Taxes other than Taxes described in Sections 2.3, 2.4 or 2.5.

“Parent” has the meaning set forth in the Preamble.

“Parent Affiliated Group” means the affiliated group (as such term is defined in Section 1504 of the Code and the Treasury Regulations thereunder) of which Parent is the common parent.

“Parent Federal Consolidated Income Tax Return” means any U.S. federal Income Tax Return for the Parent Affiliated Group.

“Parent Final Determination Adjustment” has the meaning set forth in Section 6.1(b).

“Parent Group” means Parent and each Subsidiary of Parent (other than SpinCo and any other member of the SpinCo Group).

“Parent Non-Qualified Liabilities” means the “Parent Non-Qualified Pension Plan Liabilities” and the “Parent Non-Qualified Savings Plan Liabilities”, as each term is defined in the Employee Matters Agreement.

“Parent Non-U.S. Combined Income Tax Return” means any consolidated, combined or unitary or other similar Tax Return with respect to non-U.S. Income Taxes or any non-U.S. Income Tax Return with respect to any profit and/or loss sharing group, group payment or similar group or fiscal unity that actually includes, by election or otherwise, one or more members of the Parent Group together with one or more members of the SpinCo Group.

“Parent Separate Return” means any Tax Return of or including any member of the Parent Group (including any consolidated, combined or unitary return) that is not a Combined Return.

“Parent State Combined Income Tax Returns” means any consolidated, combined or unitary Tax Return with respect to state Income Taxes that actually includes, by election or otherwise, one or more members of the Parent Group and one or more members of the SpinCo Group.

“Past Practices” has the meaning set forth in Section 4.2(a).

“Parties” means the parties to this Agreement.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity or any department, agency or political subdivision thereof, without regard to whether any entity is treated as disregarded for U.S. federal income tax purposes.

“Plan of Reorganization” means the plan of reorganization (within the meaning of Treasury Regulations Section 1.368-2(g)) that includes the Separation and the Distribution.

“Post-Distribution Tax Opinion” means an unqualified “will” opinion of a Tax Advisor, which Tax Advisor is reasonably acceptable to Parent, on which Parent may rely to the effect that a transaction will not affect the applicable Intended Tax Treatment, provided that any such opinion obtained in connection with a proposed acquisition of SpinCo’s Capital Stock or the Capital Stock of any entity that was a “controlled corporation” in any Internal Distribution entered into on or before the two-year anniversary of the Distribution Date shall not qualify as a Post-Distribution Tax Opinion unless such opinion also concludes that such proposed acquisition will not be treated as “part of a plan (or series of related transactions),” within the meaning of Section 355(e) of the Code and the Treasury Regulations promulgated thereunder, that includes the Distribution or any Internal Distribution. Any such opinion must be consistent with the assumption that the Transactions would have qualified for the applicable Intended Tax Treatment if the transaction in question did not occur.

“Post-Distribution Tax Period” means any Tax Period beginning after the Distribution Date, and, in the case of any Straddle Period, the portion of such Straddle Period beginning the day after the Distribution Date.

“Pre-Distribution Tax Period” means any Tax Period ending on or before the Distribution Date, and, in the case of any Straddle Period, the portion of such Straddle Period ending on the Distribution Date

“Prime Rate” means the rate that Bloomberg displays as “Prime Rate by Country United States” or “Prime Rate by Country US-BB Comp” at http://www.bloomberg.com/quote/PRIME:IND or on a Bloomberg terminal at PRIMBB Index.

“Proposed Acquisition Transaction” means a transaction or series of transactions (or any agreement, understanding or arrangement, within the meaning of Section 355(e) of the Code and Treasury Regulation Section 1.355-7, or any other regulations promulgated thereunder, to enter into a transaction or series of transactions), as a result of which SpinCo would merge or consolidate with any other Person or as a result of which one or more Persons would (directly or indirectly) acquire, or have the right to acquire, from SpinCo and/or one or more holders of outstanding shares of SpinCo’s Capital Stock, a number of shares of such Capital Stock that would, when combined with any other changes in ownership of such SpinCo’s Capital Stock pertinent for purposes of Section 355(e) of the Code, including for the avoidance of doubt, the Retention and the Subsequent Sale Transactions, comprise 45% or more of (a) the value of all outstanding shares of stock of SpinCo as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series, or (b) the total combined voting power of all outstanding shares of voting stock of SpinCo as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series. Notwithstanding the foregoing, a Proposed Acquisition Transaction shall not include (i) the adoption by SpinCo of a shareholder rights plan or (ii) issuances by SpinCo that satisfy Safe Harbor VIII (relating to acquisitions in connection with a person’s performance of services) or Safe Harbor IX (relating to acquisitions by a retirement plan of an employer) of Treasury Regulation Section 1.355-7(d). For purposes of determining whether a transaction constitutes an indirect acquisition, any recapitalization resulting in a shift of voting power or any redemption of shares of stock shall be treated as an indirect acquisition of shares of stock by the non-exchanging shareholders. This definition and the application thereof is intended to monitor compliance with Section 355(e) of the Code and shall be interpreted accordingly. Any clarification of, or change in, the statute or regulations promulgated under Section 355(e) of the Code shall be incorporated in this definition and its interpretation.

“Records” has the meaning set forth in Section 8.1(a)(i).

“Refund Recipient” has the meaning set forth in Section 6.1(a).

“Representation Letters” means the representation letters and any other materials (including a Ruling Request and any related supplemental submissions to the IRS or other Tax Authority) delivered or deliverable by or on behalf of Parent, SpinCo and others to a Tax Advisor (or Tax Authority) in connection with the issuance by such Tax Advisor (or Tax Authority) of a Tax Opinion/Ruling, as amended prior to the issuance of such Tax Opinion/Ruling.

“Retained Stock” means the outstanding SpinCo Shares, up to 19.9% of the aggregate outstanding SpinCo Shares, that Parent may retain after the Distribution.

“Retention” means Parent’s retention of the Retained Stock after the Distribution.

“Ruling Request” means any letter filed by Parent with the IRS or any other Tax Authority requesting a ruling (including the IRS Ruling Request) regarding certain Tax consequences of the Transactions (including all attachments, exhibits, and other materials submitted with such ruling request letter) and any amendment or supplement to such ruling request letter.

“Section 7.2(d) Transaction” means any transaction or series of transactions that is not a Proposed Acquisition Transaction but would be a Proposed Acquisition Transaction if the percentage reflected in the definition of Proposed Acquisition Transaction were 30% instead of 45%.

“Separate Affiliated Group” has the meaning set forth in Section 355(b)(3)(B) of the Code.

“Separation” has the meaning set forth in the Recitals.

“Separation and Distribution Agreement” has the meaning set forth in the Recitals.

“SpinCo” has the meaning set forth in the Preamble.

“SpinCo Group” means SpinCo and each Person that is a Subsidiary of SpinCo, as determined immediately after the Distribution.

“SpinCo Separate Return” means any Tax Return of or including any member of the SpinCo Group (including any consolidated, combined or unitary return) that is not a Combined Return.

“Subsequent Sale Transactions” means Parent’s sales of Retained Stock to third parties no later than five years after the Distribution.

“Tax” or “Taxes” means any federal, state, local or non-U.S. income, alternative minimum, accumulated earnings, capital gains, net receipts, personal holding company, franchise, capital stock, profits, windfall profits, gross receipts, escheat, unclaimed property, sales, use, value-added, transfer, registration, stamp, premium, excise, customs duties, severance, environmental, real property, personal property, ad valorem, occupancy, license, occupation, employment, payroll, social security, disability, unemployment, workers’ compensation, withholding, estimated or other similar tax, duty, fee, assessment or other governmental charge or deficiencies thereof (including all interest and penalties thereon and additions thereto).

“Tax Advisor” means any law or accounting firm that is nationally recognized as being expert in tax matters.

“Tax Attribute” means a net operating loss, earnings and profits, net capital loss, overall foreign loss, unused investment credit, unused foreign tax credit, excess charitable contribution, alternative minimum tax credit, general business credit, research and development credit or any other Tax Item that could reduce a Tax or create a Tax Benefit.

“Tax Authority” means, with respect to any Tax, the governmental authority or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision.

“Tax Benefit” means any reduction in liability for Tax as a result of any loss, deduction, refund, credit, or other item reducing Taxes otherwise payable.

“Tax Contest” means an audit, review, examination, or any other administrative or judicial proceeding with the purpose or effect of determining or redetermining any Tax (including any administrative or judicial review of any claim for refund).

“Tax-Free Status” means, with respect to the Contribution and the Distribution taken together (but excluding, for the avoidance of doubt, the Subsequent Sale Transactions) and each Internal Distribution and Internal Contribution, the qualification thereof (a) other than with respect to the Internal Contributions, as a reorganization described in Sections 355(a) and 368(a)(1)(D) of the Code, (b) with respect to the Internal Contributions, as a contribution described in Section 351 of the Code, (c) other than with respect to the Internal Contributions, as a transaction in which the stock distributed thereby is “qualified property” for purposes of Sections 355(c)(2) and 361(c)(2) of the Code, (d) a transaction in which Parent, SpinCo and the members of their respective Groups (as relevant) recognize no income or gain for U.S. federal income tax purposes pursuant to Sections 355, 361, and 1032 of the Code or, in the case of the Internal Contributions, Section 351 of the Code, other than, (i) income or gain recognized pursuant to 367(a), 367(b) and/or Section 1248 of the Code and the Treasury Regulations promulgated under such provisions (assuming, for this purpose, that any available elections to avoid the recognition of income or gain for U.S. federal Income Tax purposes under such provisions have been duly and timely made), (ii) intercompany items or excess loss accounts taken into account pursuant to the Treasury Regulations promulgated pursuant to Section 1502 of the Code, (iii) in the case of Parent, income or gain in connection with Subsequent Sale Transactions and (iv) in the case of shareholders of Parent, any receipt of cash in lieu of fractional shares.

“Tax Item” means, with respect to any Income Tax, any item of income, gain, loss, deduction or credit.

“Tax Law” means the law of any governmental entity or political subdivision thereof relating to any Tax.

“Tax Opinions/Rulings” means each opinion of a Tax Advisor or ruling by the IRS or another Tax Authority delivered or issued to Parent or any of its subsidiaries in connection with, and regarding the tax treatment of the Contribution and Distribution, any Internal Distribution, Internal Contribution or any Non-U.S. Separation Transaction.

“Tax Period” means, with respect to any Tax, the period for which the Tax is reported as provided under the Code or other applicable Tax Law.

“Tax-Related Losses” means (a) all Taxes imposed pursuant to any settlement, Final Determination, judgment or otherwise (including Taxes required to be reflected on any Tax Return prepared in accordance with Section 4.2(b)), (b) all accounting, legal and other professional fees, and court costs, incurred in connection with such Taxes and (c) all costs, expenses and damages associated with stockholder litigation or controversies and any amount paid by Parent (or any Affiliate of Parent) or SpinCo (or any Affiliate of SpinCo) in respect of the liability of shareholders, whether paid to shareholders or to the IRS or any other Tax Authority, in each case, resulting from the failure of the Transactions to have the Intended Tax Treatment.

“Tax Return” means any federal, state, local or non-U.S. tax return, declaration, statement, report, schedule, form or information return or any amendment to any of the foregoing relating to Taxes.

“Tax Return Preparer” means (a) with respect to any Tax Return that Parent is responsible for preparing under Section 4.1(a), Parent and (b) with respect to any Tax Return that SpinCo is responsible for preparing under Section 4.1(b), SpinCo.

“Transactions” means the Contribution and Distribution and the other transactions contemplated by the Separation and Distribution Agreement (including the Internal Distributions, the Internal Contributions, the Non-U.S. Separation Transactions and other transactions contemplated by the Plan of Reorganization).

“Transaction Tax Contest” means a Tax Contest with the purpose or effect of determining or redetermining Taxes that could give rise to Tax-Related Losses.

“Treasury Regulations” means the regulations prescribed under the Code.

ARTICLE II

ALLOCATION OF TAX LIABILITIES

2.1 General Rule.

(a) Parent Liability. Parent shall be liable for, and shall indemnify and hold harmless the SpinCo Group from and against any liability for, Taxes that are allocated to Parent under this Article II.

(b) SpinCo Liability. SpinCo shall be liable for, and shall indemnify and hold harmless the Parent Group from and against any liability for, Taxes which are allocated to SpinCo under this Article II.

2.2 Ordinary Taxes. Subject to Section 2.3, all Ordinary Taxes of the Parent Group and SpinCo Group shall be allocated as follows:

(a) Parent Liability. Parent shall be responsible for any and all Ordinary Taxes imposed on or payable by a member of the Parent Group for any Tax Period (including Ordinary Taxes due or required to be reported on any Combined Return that is required to be filed by any member of the Parent Group), including any increase in such Tax as a result of a Final Determination. For the avoidance of doubt, Parent shall be responsible for the amount of any installment payment that is required to be paid by Parent pursuant to Section 965(h) of the Code (including any increase in such amount as a result of a Final Determination).

(b) SpinCo Liability. SpinCo shall be responsible for any and all Ordinary Taxes imposed on or payable by a member of the SpinCo Group for any Tax Period, (other than Ordinary Taxes due or required to be reported on a Combined Return for which Parent is responsible under Section 2.2(a)), including any increase in such Tax as a result of a Final Determination.

2.3 Scheduled Tax Allocations. Notwithstanding anything to the contrary herein, all Taxes arising out of the matters described in Schedule 2.3 shall be allocated as described in Schedule 2.3.

2.4 Employment Taxes. The Parties acknowledge and agree that this Agreement, including Article II, shall not apply with respect to any and all Employment Taxes, for which the Employee Matters Agreement shall govern.

2.5 Certain Transaction and Other Taxes.

(a) SpinCo Liability. SpinCo shall be responsible for, and shall indemnify and hold harmless the Parent Group from and against any liability for:

(i) any stamp, sales and use, gross receipts, real property transfer or gains, or other transfer Taxes imposed by any Tax Authority on any member of the SpinCo Group (if such member is primarily liable for such Tax) on the transfers occurring pursuant to the Transactions;

(ii) any value-added or goods and services Tax imposed by any Tax Authority on any member of the SpinCo Group (if such member is primarily liable for such Tax) on the transfers occurring pursuant to the Transactions;

(iii) any Tax (other than Tax-Related Losses) resulting from a breach by any member of the SpinCo Group of any covenant in this Agreement, the Separation and Distribution Agreement or any Ancillary Agreement; and

(iv) any Tax-Related Losses for which SpinCo is responsible pursuant to Section 7.5.

The amounts for which SpinCo is liable pursuant to Section 2.5(a)(i), (ii), and (iii) shall include all accounting, legal, and other professional fees and court costs incurred in connection with the relevant Taxes and in connection with enforcing this indemnity.

(b) Parent Liability. Parent shall be responsible for, and shall indemnify and hold harmless the SpinCo Group from and against any liability for:

(i) any stamp, sales and use, gross receipts, real property transfer or gains, or other transfer Taxes imposed by any Tax Authority on any member of the Parent Group (if such member is primarily liable for such Tax) on the transfers occurring pursuant to the Transactions;

(ii) any value-added or goods and services Tax imposed by any Tax Authority on any member of the Parent Group (if such member is primarily liable for such Tax) on the transfers occurring pursuant to the Transactions;

(iii) any Tax (other than Tax-Related Losses) resulting from a breach by any member of the Parent Group of any covenant in this Agreement, the Separation and Distribution Agreement or any Ancillary Agreement; and

(iv) any Tax-Related Losses for which Parent is responsible pursuant to Section 7.5.

The amounts for which Parent is liable pursuant to Section 2.5(b)(i), (ii), and (iii) shall include all accounting, legal, and other professional fees and court costs incurred in connection with the relevant Taxes and in connection with enforcing this indemnity.

ARTICLE III

CLOSING OF TAXABLE YEARS

3.1 Closing of Taxable Years. For U.S. federal income tax purposes, the Parties acknowledge and agree that the Tax Period of each member of the SpinCo Group that joined in the filing of the Parent Federal Consolidated Income Tax Return will close as of the end of the Distribution Date. Parent and SpinCo shall take all commercially reasonable actions necessary or appropriate to close the taxable year of each member of the SpinCo Group for any material U.S. state Tax purposes as of the end of the Distribution Date to the extent permitted by applicable Law; provided, for the avoidance of doubt, that (a) SpinCo shall not and shall not permit any member of the SpinCo Group to take any action that would change any Tax Period of a non-U.S. member of the SpinCo Group that begins before the end of the Distribution Date and (b) this Section 3.1(a) shall not be construed to require any member of the Parent Group, or to require Parent to cause any member of the SpinCo Group, to change any of its Tax Periods. Notwithstanding anything in this Section 3.1 to the contrary, if Parent determines to elect, or cause an election to be made, under Treasury Regulation Section 1.245A-5(e)(3)(i) to close the taxable year of any non-U.S. member of the SpinCo Group as of the Distribution Date or any prior date on which an extraordinary reduction transaction occurs as defined under Treasury Regulation Section 1.245A-5(e)(2)(i), SpinCo shall, and shall cause any relevant member of the SpinCo Group to, cooperate with Parent in the making of such election and shall take any action reasonably requested by Parent or that is otherwise necessary to give effect to such election (e.g., entering into a binding agreement as per Treasury Regulation Section 1.245A-5(e)(3)(i)(C)(2)). Moreover, if an election is made under Treasury Regulation Section 1.245A-5(e)(3)(i) to close the U.S. taxable year of any non-U.S. member of the SpinCo Group and such non-U.S. member’s taxable year under non-U.S. law does not close as a result of the election, Parent shall be responsible for determining the allocation of taxable income (determined under non-U.S. law), under the principles of Treasury Regulation Section 1.1502-76(b), between the portion of the non-U.S. taxable year that ends with, and the portion of the non-U.S. taxable year that begins after, the date on which such non-U.S. member’s U.S. taxable year closes as a result of the election under Treasury Regulation Section 1.245A-5(e)(3)(i), which allocation shall have the effect of determining the amount of non-U.S. Taxes paid or accrued that are allocated to such periods solely for U.S. Tax purposes.

ARTICLE IV

PREPARATION AND FILING OF TAX RETURNS

4.1 Responsibility of Preparing Tax Returns.

(a) Parent’s Responsibility. Parent shall timely prepare any Combined Returns or Parent Separate Returns, including any Adjustment Request with respect thereto.

(b) SpinCo’s Responsibility. SpinCo shall timely prepare any SpinCo Separate Returns, including any Adjustment Request with respect thereto.

(c) Right to Review Tax Returns. The Tax Return Preparer with respect to any Tax Return shall make such Tax Return (or the relevant portions thereof) and related workpapers available for review by the other Party to the extent (i) such Tax Return relates to Taxes for which the requesting party is or could reasonably be expected to be liable, (ii) the requesting party would reasonably be expected to be liable in whole or in part for any additional Taxes owing as a result of material adjustments to the amount of Taxes reported on such Tax Return, (iii) such Tax Return relates to Taxes for which the requesting party would reasonably be expected to have a claim for material Tax Benefits under this Agreement or (iv) reasonably necessary for the requesting party to confirm compliance with the terms of this Agreement, provided, however, that notwithstanding anything in this Agreement to the contrary, Parent shall not be required to make any Parent Federal Consolidated Income Tax Return available for review by any member of the SpinCo Group. The Tax Return Preparer shall provide a draft of any such Tax Return to the other Party for its review and comment at least 30 days prior to the due date for filing of such Tax Return (with extensions), or in the case of any such Tax Return filed on a monthly basis or property Tax Return, at least five Business Days prior to the due date for filing of such Tax Return (with extensions). Parent and SpinCo shall attempt in good faith to resolve any material disagreement arising out of the review of such Tax Return and, failing such resolution, any material disagreement shall be resolved in accordance with the provisions of Section 8.4 as promptly as practicable, provided, however, (x) nothing in this Section 4.1(c) or Section 8.4 shall prevent SpinCo or Parent, respectively, from timely filing a Tax Return (with extensions) and (y) if a payment is made to a Tax Authority in connection with the filing of a Tax Return during the pendency of a disagreement described in this sentence, the Parties shall make any further payments necessary to reflect the ultimate resolution of such disagreement within ten Business Days of such resolution.

(d) Execution of Returns Prepared by Other Party. In the case of any Tax Return which is required to be prepared and filed by one Party under this Agreement and which is required by law to be signed by the other Party (or by its authorized representative), the Party which is legally required to sign such Tax Return shall not be required to sign such Tax Return under this Agreement if there is no reasonable basis for the Tax treatment of any item reported on the Tax Return.

4.2 Tax Accounting Practices.

(a) General Rule. Except as otherwise provided in Section 4.2(b), with respect to any Tax Return that SpinCo has the obligation and right to prepare and file, or cause to be prepared and filed, under Section 4.1, for any Pre-Distribution Tax Period or any Straddle Period (or any Tax Period beginning after the Distribution Date to the extent items reported on such Tax Return could reasonably be expected to affect items reported on any Tax Return that Parent has the obligation or right to prepare and file for any Pre-Distribution Period or any Straddle Period), such Tax Return shall be prepared in accordance with past practices, accounting methods, elections or conventions (“Past Practices”) used with respect to the Tax Returns in question (unless there is no reasonable basis for the use of such Past Practices or unless there is no adverse effect to Parent), and, to the extent any items are not covered by Past Practices (or in the event that there is no reasonable basis for the use of such Past Practices or there is no adverse effect to Parent), in accordance with reasonable Tax accounting practices selected by SpinCo. Except as otherwise provided in Section 4.2(b), Parent shall prepare any Tax Return which it has the obligation and right to prepare and file, or cause to be prepared and filed, under Section 4.1, in accordance with reasonable Tax accounting practices selected by Parent.

(b) Reporting of Transactions. Except to the extent otherwise required (i) by a change in applicable law or (ii) as a result of a Final Determination, (x) neither Parent nor SpinCo shall (and shall not permit or cause any member of its respective Group to) take any position that is inconsistent with the treatment of the Contribution and Distribution, taken together, any Internal Distribution, any Internal Contribution or any Non-U.S. Separation Transaction, in each case, as having the Intended Tax Treatment and (y) neither Parent nor SpinCo shall (and shall not permit or cause any member of its respective Group to) take any position with respect to any material item of income, deduction, gain, loss, or credit on a Tax Return, or otherwise treat such item in a manner that is inconsistent with the manner such item is reported on a Tax Return with respect to a Pre-Distribution Tax Period, if such other Party is or would reasonably be expected to be liable, in whole or in part, for any related increase in Tax liability resulting from a Final Determination (including the claiming of a deduction previously claimed on any such Tax Return or a change in transfer pricing methodology which is different from what was utilized by Parent and SpinCo prior to the Distribution).

(c) Combined Returns. SpinCo will elect and join, and will cause its respective Affiliates to elect and join, in filing the Parent Federal Consolidated Income Tax Return and any Parent State Combined Income Tax Returns, Parent Non-U.S. Combined Income Tax Returns or any other Combined Returns that Parent determines are required to be filed or that Parent chooses to file pursuant to Section 4.1(a). With respect to any Pre-Distribution Tax Period, SpinCo will elect and join, and will cause its respective Affiliates to elect and join, in filing consolidated, unitary, combined, or other similar Tax Returns, to the extent each entity is eligible to join in such Tax Returns, if Parent reasonably determines that the filing of such Tax Returns is consistent with past reporting practices, or, in the absence of applicable past practices, will result in the minimization of the net present value of the aggregate Tax to the entities eligible to join in such Tax Returns.

4.3 Carrybacks and Claims for Refund. SpinCo hereby agrees that if a Tax Return of a member of the SpinCo Group for a Post-Distribution Tax Period reflects any Tax Attribute, then no Adjustment Request with respect to any Combined Return shall be filed and the applicable member of the SpinCo Group shall elect to relinquish, waive or otherwise forgo the right to carry back any such Tax Attribute to a Pre-Distribution Tax Period to the extent permissible under applicable Law. If, notwithstanding the preceding sentence, SpinCo is required to carryback a Tax Attribute under applicable Law, then SpinCo shall notify Parent in writing that such Tax Attribute must be carried back, which notification shall include a description in reasonable detail of the basis for any Tax Benefit and the amount thereof, including supporting analysis that the Tax treatment of such Tax Attribute is correct.

4.4 Allocation of Tax Attributes. All Tax Attributes determined on a consolidated or combined basis for Pre-Distribution Tax Periods shall be allocated to the Parent Group and SpinCo Group in accordance with the Code and the Treasury Regulations (and any applicable state, local, or non-U.S. law or regulation). Parent shall reasonably determine the amounts and proper allocation of such Tax Attributes as of the Distribution Date and shall provide written notice of the calculation thereof to SpinCo as soon as reasonably practicable after

Parent or its designee prepares such calculation. Such determination and allocation shall not be subject to dispute resolution. Parent and SpinCo agree to compute their Tax liabilities for Post-Distribution Tax Periods consistent with such determination and allocation. Notwithstanding anything in this Agreement to the contrary, Parent shall not be liable to SpinCo or any member of the SpinCo Group for any failure of (a) any determination under this Section 4.4 to be accurate or sustained under applicable Law, including as the result of any Final Determination or (b) any Tax Attribute (including tax basis) to be available, in whole or in part, for any Tax Period. The allocations made under this Section 4.4 shall be revised by Parent to reflect any subsequent Final Determination that affects any Tax Attributes determined on a consolidated or combined basis for Pre-Distribution Tax Periods.

4.5 Transfer Pricing. If, as the result of any Final Determination relating to intercompany transfer pricing with respect to any item or items reflected on any Income Tax Return of a member of the Parent Group or the SpinCo Group for a Pre-Distribution Date Tax Period, there is an increase in Income Taxes payable for such Tax Period by any member of the Parent Group or SpinCo Group, then, upon the reasonable written request of, and at the expense of, the relevant member, the other members, as relevant, shall (and shall cause their respective Affiliates to) amend any Tax Returns of any member of such Parent Group or SpinCo Group, as applicable, to the extent such amendment would result in a corresponding or correlative reduction in Taxes otherwise payable by a member of such other Group and shall promptly pay over any Tax Benefit actually realized in cash as a result of such amendment (determined on a “with or without” basis); provided, however, that no Party (or any Affiliates of any Party) shall (a) have any obligation to amend any Tax Return pursuant to this Section 4.5 to the extent doing so would have an adverse effect on such Party or any of its Affiliates that is material, (b) be obligated to amend any Tax Return unless the amount of such Tax Benefit realized in cash exceeds $500,000 or (c) be obligated to make a payment otherwise required pursuant to this Section 4.5 to the extent making such payment would place such Party (or any of its Affiliates) in a less favorable net after-Tax position than such Party (or such Affiliate) would have been in if the relevant Tax Benefit had not been realized. If a Party or one of its Affiliates pays over any amount pursuant to the preceding sentence and such Tax Benefit is subsequently disallowed or adjusted, the Parties shall promptly make appropriate payments (including in respect of any interest paid or imposed by any Tax Authority) to reflect such disallowance or adjustment.

ARTICLE V

TAX PAYMENTS

5.1 Filing of Tax Returns and Payment of Taxes. Subject to Section 5.2, each Party shall execute and timely file each Tax Return that it is responsible for filing under applicable Law and shall timely pay to the relevant Taxing Authority any amount shown as due on each such Tax Return. In the case of any adjustment pursuant to a Final Determination with respect to any Tax Return, the Party that is responsible for filing such Tax Return under applicable Law shall pay to the applicable Tax Authority when due (taking into account any automatic or validly elected extensions, deferral or postponements), any additional Tax due with respect to such Tax Return required to be paid as a result of such adjustment pursuant to a Final Determination.

5.2 Indemnification Payments.

(a) Claims for Indemnification. Except as provided in Article IX, an Indemnitee shall be entitled to make a claim for payment with respect to Taxes (or Tax-Related Losses) under this Agreement only after such Indemnitee is required under applicable Tax Law to pay to a Tax Authority a Tax for which the Indemnifying Party would liable, in whole or in part, under this Agreement (including, for the avoidance of doubt, any administrative or judicial deposit required to be paid by to a Tax Authority or other Governmental Authority to pursue any Tax Contest, to the extent the Indemnifying Party would be liable under this Agreement for any Tax resulting from such Tax Contest). The Indemnitee shall provide to the Indemnifying Party notice of such claim within 30 Business Days of the first date on which it so becomes entitled to make such claim (which, for the avoidance of doubt shall not be prior to the due date for payment of such Tax to the applicable Tax Authority, taking into account any automatic or validly elected extensions, deferrals or postponements). Such notice shall include evidence of payment, a description of such claim and a detailed calculation of the amount claimed. A failure by an Indemnitee to give notice as provided in this Section 5.2(a) shall not relieve the Indemnifying Party’s indemnification obligations under this Agreement, except to the extent that the Indemnifying Party shall have been actually prejudiced by such failure. However, a failure by Indemnitee to give the notice required by this Agreement shall extend the Indemnifying Party’s time for payment, without application of interest, until conforming notice is provided.

(b) Timing for Indemnification Payments. The Indemnifying Party shall make the claimed payment to the Indemnitee within 30 Business Days after receiving such notice, unless the Indemnifying Party reasonably disputes its liability for, or the amount of, such payment.

(c) Payment Recipients. All indemnification payments under this Agreement shall be made by Parent directly to SpinCo or by SpinCo directly to Parent, as applicable; provided, however, that if the Parties mutually agree with respect to any such indemnification payment, (i) any member of the Parent Group, on the one hand, may make such indemnification payment to any member of the relevant SpinCo Group, on the other hand and (ii) any member of the SpinCo Group, on the one hand, may make such indemnification payment to any member of the Parent Group, on the other hand.

ARTICLE VI

TAX BENEFITS

6.1 Tax Benefits.

(a) Refunds Generally. Subject to Section 4.3, if Parent, SpinCo or any of their respective Affiliates receives any refund of any Taxes for which the other Party is liable hereunder (a “Refund Recipient”), such Refund Recipient shall pay to the other Party the entire amount of the refund (including interest received from the relevant Tax Authority, but net of any Taxes imposed with respect to such refund and any other reasonable costs) within 30 Business Days of receipt thereof; provided, however, that the other Party, upon the request of such Refund Recipient, shall repay the amount paid to the other Party (plus any penalties, interest or other charges imposed by the relevant Tax Authority) in the event such Refund Recipient is required by applicable law to repay such refund. In the event a Party would be a Refund Recipient but for the fact it elected to apply a refund to which it would otherwise have been entitled against a Tax liability arising in a subsequent Tax Period, then such Party shall be treated as a Refund Recipient and the economic benefit of so applying the refund shall be treated as a refund for purposes of this Section 6.1.

(b) Adjustment Tax Benefits. If a member of the SpinCo Group actually realizes in cash any Tax Benefit exceeding $500,000 as a result of an adjustment pursuant to a Final Determination that increases Taxes for which a member of the Parent Group is liable hereunder (or reduces any Tax Attribute of a member of the Parent Group) (a “Parent Final Determination Adjustment”) and such Tax Benefit would not have arisen but for such adjustment (determined on a “with and without” basis), or if a member of the Parent Group actually realizes in cash any Tax Benefit exceeding $500,000 as a result of an adjustment pursuant to a Final Determination that increases Taxes for which a member of the SpinCo Group is liable hereunder (or reduces any Tax Attribute of a member of the SpinCo Group) and such Tax Benefit would not have arisen but for such adjustment (determined on a “with and without” basis), SpinCo or Parent, as the case may be, shall make a payment to either Parent or SpinCo, as appropriate, within 30 days following such actual realization of the Tax Benefit, in an amount equal to such Tax Benefit actually realized in cash exceeding $500,000 , provided, however, that no Party (or any Affiliates of any Party) shall be obligated to make a payment otherwise required pursuant to this Section 6.1(b) to the extent making such payment would place such Party (or any of its Affiliates) in a less favorable net after-Tax position than such Party (or such Affiliate) would have been in if the relevant Tax Benefit had not been realized. If a Party or one of its Affiliates pays over any amount pursuant to the preceding sentence and such Tax Benefit is subsequently disallowed or adjusted, the Parties shall promptly make appropriate payments (including in respect of any interest paid or imposed by any Tax Authority) to reflect such disallowance or adjustment. In the case of a Parent Final Determination Adjustment, then, upon the written request of and at the expense of Parent, SpinCo shall (and, if applicable, shall cause the relevant member of the SpinCo Group to) amend any Tax Return thereof to the extent such amendment would result in a corresponding or correlative Tax Benefit (which shall include any step-up in tax basis).

(c) Timing for Tax Benefit Payments. No later than 30 days after a Tax Benefit described in Section 6.1(b) is actually realized in cash by a member of the Parent Group or a member of the SpinCo Group, Parent (if a member of the Parent Group actually realizes such Tax Benefit) or SpinCo (if a member of the SpinCo Group actually realizes such Tax Benefit) shall provide the other Party with a written calculation of the amount payable to such other Party by Parent or SpinCo pursuant to this Section 6.1. In the event that Parent or SpinCo disagrees with any such calculation described in this Section 6.1(c), Parent or SpinCo shall so notify the other Party in writing within 30 days of receiving the written calculation set forth above in this Section 6.1(c). Parent and SpinCo shall endeavor in good faith to resolve such disagreement, and, failing that, the amount payable under this Section 6.1 shall be determined in accordance with the disagreement resolution provisions of Section 8.4 as promptly as practicable.

(d) SpinCo Carryback Refunds. SpinCo shall be entitled to any refund that is attributable to, and would not have arisen but for, a carryback by SpinCo pursuant to Section 4.3, provided, however, that SpinCo shall indemnify and hold the members of the Parent Group harmless from and against any and all collateral Tax consequences resulting from or caused by any such carryback, including the loss or postponement of any benefit from the use of Tax Attributes generated by a member of the Parent Group or an Affiliate thereof if (i) such Tax Attributes expire unutilized, but would have been utilized but for such carryback, or (ii) the use of such Tax Attributes is postponed to a later Tax Period than the Tax Period in which such Tax Attributes would have been utilized but for such carryback. Any such payment of such refund made by Parent to SpinCo pursuant to this Section 6.1(d) shall be recalculated in light of any Final Determination (or any other facts that may arise or come to light after such payment is made, such as a carryback of a Parent Group Tax Attribute to a Tax Period in respect of which such refund is received) that would affect the amount to which SpinCo is entitled, and an appropriate adjusting payment shall be made by SpinCo to Parent such that the aggregate amounts paid pursuant to this Section 6.1(d) equals such recalculated amount.

ARTICLE VII

INTENDED TAX TREATMENT

7.1 Representations.

(a) Each of SpinCo and Parent hereby represents and warrants that (i) it has reviewed the Representation Letters and (ii) subject to any qualifications therein, all information, representations and covenants contained in such Representation Letters that concern or relate to such Party or any member of its Group are true, correct and complete.

(b) SpinCo hereby represents and warrants that it has no plan or intention to take any action or to fail to take any action (or to cause or permit any member of the SpinCo Group to take or fail to take any action), in each case, from and after the Distribution Date, that could reasonably be expected to cause any representation or statement made in this Agreement, the Separation and Distribution Agreement, the Representation Letters, the Tax Opinions/Rulings or any of the Ancillary Agreements to be untrue.

(c) SpinCo hereby represents and warrants that, during the period beginning two years before the date of the consummation of the Internal Distributions and ending on the Distribution Date, there was no “agreement,” “understanding,” “arrangement,” “substantial negotiations” or “discussions” (as such terms are defined in Treasury Regulations Section 1.355-7(h)) by any one or more officers or directors of any member of the SpinCo Group or by any other person or persons with the implicit or explicit permission of one or more of such officers or directors regarding an acquisition, directly or indirectly, of all or a significant portion of SpinCo’s Capital Stock (or any predecessor); provided, however, that no representation is made regarding any “agreement,” “understanding,” “arrangement,” “substantial negotiations” or “discussions” (as such terms are defined in Treasury Regulations Section 1.355-7(h)) by any one or more officers or directors of Parent.

7.2 Restrictions on SpinCo.

(a) SpinCo agrees that it will not take or fail to take, or permit any member of the SpinCo Group to take or fail to take, any action where such action or failure to act would be inconsistent with or cause to be untrue any material, information, covenant or representation in this Agreement, the Separation and Distribution Agreement, any of the Ancillary Agreements, the Representation Letters or the Tax Opinions/Rulings. SpinCo agrees that it will not take or fail to take, or permit any member of the SpinCo Group to take or fail to take, any action that jeopardizes or is reasonably likely to jeopardize the Intended Tax Treatment.

(b) During the two-year period following the Distribution Date, (i) SpinCo, directly or indirectly through one or more members of SpinCo’s Separate Affiliated Group, shall continue the Active Trade or Business and (ii) SpinCo shall not engage in any transaction that would result in it ceasing to be engaged in such Active Trade or Business for purposes of Section 355(b)(2) of the Code. SpinCo further agrees that, from the date hereof until the two-year period following the date of the consummation of the Internal Distributions, SpinCo will cause each member of the SpinCo Group that was a “controlled corporation” (within the meaning of Section 355(b) of the Code) in any Internal Distribution (and such member’s Separate Affiliated Group) (x) to directly or indirectly through one or more members of SpinCo’s Separate Affiliated Group continue the active trade or business used by such member to satisfy Section 355(b) of the Code with respect to the relevant Internal Distribution (as described in the Tax Opinions/Ruling), as conducted immediately prior to the relevant Internal Distribution and (y) not engage in any transaction that would result in such member ceasing to be engaged in such active trade or business for purposes of Section 355(b)(2) of the Code.

(c) SpinCo agrees that, from the date hereof until the first day after the two-year anniversary of the Distribution Date, it shall not (and shall not cause or permit any of its Affiliates to), in a single transaction or series of transactions:

(i) enter into any Proposed Acquisition Transaction or, to the extent SpinCo has the right to prohibit any Proposed Acquisition Transaction, permit any Proposed Acquisition Transaction to occur (whether by (1) redeeming rights under a shareholder rights plan, (2) finding a tender offer to be a “permitted offer” under any such plan or otherwise causing any such plan to be inapplicable or neutralized with respect to any Proposed Acquisition Transaction, or (3) approving any Proposed Acquisition Transaction, whether for purposes of Section 203 of the DGCL or any similar corporate statute, any “fair price” or other provision of SpinCo’s charter or bylaws or otherwise);

(ii) liquidate or partially liquidate, merge or consolidate with any other Person (whether that other Person or such Affiliate is the survivor);

(iii) subject to Schedule 7.2(c)(iii), sell or transfer (other than sales or transfers of inventory in the ordinary course of business) all or substantially all of the assets that were transferred to SpinCo as part of the Separation or sell or transfer (or cause or permit to be transferred) 30% or more of the gross assets of the Active Trade or Business or 30% or more of the consolidated gross assets of SpinCo and its Affiliates;

(iv) redeem or otherwise repurchase (directly or through an Affiliate) any of SpinCo’s Capital Stock, or rights to acquire SpinCo’s Capital Stock, except to the extent such repurchases satisfy Section 4.05(1)(b) of Revenue Procedure 96-30 (as in effect prior to the amendment of such Revenue Procedure by Revenue Procedure 2003-48);

(v) amend its certificate of incorporation (or other organizational documents), or take any other action, whether through a stockholder vote or otherwise, affecting the voting rights of SpinCo’s Capital Stock (including through the conversion of one class of SpinCo’s Capital Stock into another class of SpinCo’s Capital Stock);

(vi) take any other action or actions (including any action or transaction that would be reasonably likely to be inconsistent with any representation made in the Representation Letters, any Ruling Request or any Tax Opinions/Rulings) that, in the aggregate (and taking into account any other transactions described in this subparagraph (c)) would be reasonably likely to have the effect of causing or permitting one or more persons (whether or not acting in concert) to acquire directly or indirectly Capital Stock representing a Fifty-Percent or Greater Interest in SpinCo or otherwise jeopardize the Intended Tax Treatment; or

(vii) cause or permit any member of the SpinCo Group that was a “controlled corporation” (within the meaning of Section 355(b) of the Code) in any Internal Distribution to take any action or enter into any transaction described in the preceding clauses (ii), (iii), (iv), (v) or (vi) (substituting references therein to “SpinCo”, the “Separation,” “Active Trade or Business” and “SpinCo’s Capital Stock” with references to the relevant corporation, the transfer of assets to such corporation pursuant to the Transactions, the active conduct of the trade or business relied upon with respect to such Internal Distribution (as described in the relevant Representation Letters, and/or relevant Tax Opinion/Ruling) for purposes of Section 355(b)(2) of the Code, and the Capital Stock of such corporation), unless, in each case, prior to taking any such action set forth in the foregoing clauses (i) through (vii), (A) SpinCo shall have requested that Parent obtain a Ruling in accordance with Section 7.4 of this Agreement to the effect that such transaction will not negatively affect the applicable Intended Tax Treatment and Parent shall have received such a Ruling in form and substance reasonably satisfactory to Parent in its discretion, which discretion shall be exercised in good faith solely to preserve the Intended Tax Treatment (and, in determining whether a Ruling is satisfactory, Parent may consider, among other factors, the appropriateness of any underlying assumptions and management’s representations made in connection with such Ruling), (B) SpinCo shall provide Parent with a Post-Distribution Tax Opinion in form and substance reasonably satisfactory to Parent in its discretion, which discretion shall be exercised in good faith solely to preserve the Intended Tax Treatment (and in determining whether a Post-Distribution Tax Opinion is satisfactory, Parent may consider, among other factors, the appropriateness of any underlying assumptions and management’s representations made in connection with such Post-Distribution Tax Opinion) or (C) Parent shall have waived the requirement to obtain such Ruling or Post-Distribution Tax Opinion.

(d) If SpinCo proposes to enter into any Section 7.2(d) Acquisition Transaction or, to the extent SpinCo has the right to prohibit (or cause to be prohibited) any Section 7.2(d) Acquisition Transaction, SpinCo proposes to permit any Section 7.2(d) Acquisition Transaction to occur, in each case, during the period from the date hereof until the first day after the two-year anniversary of the Distribution Date, SpinCo shall provide Parent, no later than 10 Business Days following the signing of any written agreement with respect to the Section 7.2(d) Acquisition Transaction, with a written description of such transaction (including the type and amount of SpinCo’s Capital Stock to be issued in such transaction) and a certificate of the Chief Financial Officer of SpinCo to the effect that the Section 7.2(d) Acquisition Transaction is not a Proposed Acquisition Transaction or any other transaction to which the requirements of Section 7.2(c) apply (a “CFO Certificate”).

7.3 Restrictions on Parent. Parent agrees that it will not take or fail to take, or permit any member of the Parent Group to take or fail to take, any action where such action or failure to act would be inconsistent with or cause to be untrue any material, information, covenant or representation in this Agreement, the Separation and Distribution Agreement, any of the Ancillary Agreements, the Representation Letters or the Tax Opinions/Rulings. Parent agrees that it will not take or fail to take, or permit any member of the Parent Group to take or fail to take, any action that jeopardizes or is reasonably likely to jeopardize the Intended Tax Treatment, provided, however, that this Section 7.3 shall not be construed as obligating Parent to consummate the Distribution and shall not be construed as preventing Parent from terminating the Separation and Distribution Agreement pursuant to the terms of the Separation and Distribution Agreement.

7.4 Procedures Regarding Opinions and Rulings.

(a) If SpinCo notifies Parent that it desires to take one of the actions described in clauses (i) through (vii) of Section 7.2(c) (a “Notified Action”), Parent and SpinCo shall reasonably cooperate to attempt to obtain the Ruling or Post-Distribution Tax Opinion referred to in Section 7.2(c), unless Parent shall have waived the requirement to obtain such Ruling or Post-Distribution Tax Opinion. SpinCo shall reimburse Parent for all reasonable costs and expenses incurred by the Parent Group in obtaining any such Ruling or Post-Distribution Tax Opinion within 10 Business Days after receiving an invoice from Parent therefor.

(b) Parent agrees that at the reasonable request of SpinCo pursuant to Section 7.2(c), Parent shall cooperate with SpinCo and use its reasonable efforts to seek to obtain or assist in obtaining, as expeditiously as reasonably practicable, a Ruling from the IRS or other applicable Tax Authority or a Post-Distribution Tax Opinion for the purpose of permitting SpinCo to take the Notified Action. Further, in no event shall Parent be required to file any Ruling Request under this Section 7.4(b) unless SpinCo represents that (i) it has read the Ruling Request, and (ii) all information and representations, if any, relating to any member of the SpinCo Group, contained in the Ruling Request documents are (subject to any qualifications therein) true, correct and complete. SpinCo shall reimburse Parent for all reasonable costs and expenses incurred by the Parent Group in obtaining a Ruling or Post-Distribution Tax Opinion requested by SpinCo within 10 Business Days after receiving an invoice from Parent therefor.

(c) Parent shall have the right to obtain a Ruling or a Post-Distribution Tax Opinion at any time in its sole and absolute discretion. If Parent determines to obtain a Ruling or a Post-Distribution Tax Opinion, SpinCo shall (and shall cause each Affiliate of SpinCo to) cooperate with Parent and take any and all actions reasonably requested by Parent in connection with obtaining the Ruling or Post-Distribution Tax Opinion (including by making any representation or covenant or providing any materials or information requested by the IRS or a Tax Advisor); provided that SpinCo shall not be required to make (or cause any Affiliate of SpinCo to make) any representation that is untrue or to provide (or cause any Affiliate of SpinCo to provide) any covenant as to future matters or events over which it has no control. Parent and SpinCo shall each bear its own costs and expenses in obtaining a Ruling or a Post-Distribution Tax Opinion requested by Parent.

(d) SpinCo hereby agrees that Parent shall have sole and exclusive control over the process of obtaining any Ruling described in Section 7.2, and that only Parent shall apply for a Ruling. In connection with obtaining a Ruling pursuant to Section 7.4(b), (i) Parent shall keep SpinCo informed in a timely manner of all material actions taken or proposed to be taken by Parent in connection therewith; (ii) Parent shall (A) reasonably in advance of the submission of any Ruling Request documents provide SpinCo with a draft copy thereof, (B) reasonably consider SpinCo’s comments on such draft copy and (C) provide SpinCo with a final copy; and (iii) Parent shall provide SpinCo with notice reasonably in advance of, and SpinCo shall have the right to attend, any formally scheduled meetings with the IRS (subject to the approval of the IRS) that relate to such Ruling. Neither SpinCo nor any Affiliates of SpinCo shall seek any guidance from the IRS or any other Tax Authority (whether written, verbal or otherwise) at any time concerning the tax consequences of the Transactions.

7.5 Liability for Tax-Related Losses.

(a) Notwithstanding anything in this Agreement or the Separation and Distribution Agreement to the contrary, subject to Section 7.5(c), SpinCo shall be responsible for, and shall indemnify and hold harmless Parent and each of its Affiliates and each of their respective officers, directors and employees from and against, 100% of any Tax-Related Losses that are attributable to or result from any one or more of the following: (i) the acquisition (other than pursuant to the Transactions) of all or a portion of the Capital Stock and/or assets of SpinCo and/or its subsidiaries by any means whatsoever by any Person, (ii) any “agreement,” “understanding,” “arrangement,” “substantial negotiations” or “discussions” (as such terms are defined in Treasury Regulations Section 1.355-7(h)) by any one or more officers or directors of any member of the SpinCo Group or by any person or persons with the implicit or explicit permission of one or more of such officers or directors with respect to transactions or events (including stock issuances, pursuant to the exercise of stock options or otherwise, option grants, capital contributions or acquisitions, or a series of such transactions or events) that cause the Contribution and Distribution or any Internal Distributions to be treated as part of a plan pursuant to which one or more Persons acquire directly or indirectly SpinCo’s Capital Stock or any member of the SpinCo Group that was a “controlled corporation” (within the meaning of Section 355(b) of the Code) in any Internal Distribution, in each case representing a Fifty-Percent or Greater Interest therein, (iii) any action or failure to act by SpinCo or a member of the SpinCo Group after the Contribution and Distribution (including any amendment to SpinCo’s certificate of incorporation (or other organizational documents), whether through a stockholder vote or otherwise) affecting the voting rights of SpinCo’s Capital Stock (including through the conversion of one class of SpinCo’s Capital Stock into another class of SpinCo’s Capital Stock), (iv) any act or failure to act by SpinCo or any Affiliate of SpinCo described in Section 7.2 (regardless of whether such act or failure to act is covered by a Ruling, Post-Distribution Tax Opinion or waiver described in clause (A), (B) or (C) of Section 7.2(c)) or (v) any breach by SpinCo of its agreement and representation set forth in Section 7.1.

(b) Notwithstanding anything in this Agreement or the Separation and Distribution Agreement to the contrary, subject to Section 7.5(c), Parent shall be responsible for, and shall indemnify and hold harmless SpinCo and its Affiliates and each of their respective officers, directors and employees from and against, 100% of any Tax-Related Losses that are attributable to, or result from any one or more of the following: (i) the acquisition (other than pursuant to the Transactions) of all or a portion of the Capital Stock and/or assets of Parent and/or its subsidiaries by any means whatsoever by any Person, (ii) any “agreement,” “understanding,” “arrangement,” “substantial negotiations” or “discussions” (as such terms are defined in Treasury Regulations Section 1.355-7(h)) by any one or more officers or directors of any member of the Parent Group or by any person or persons with the implicit or explicit permission of one or more of such officers or directors with respect to transactions or events (including stock issuances, pursuant to the exercise of stock options or otherwise, option grants, capital contributions or acquisitions, or a series of such transactions or events) that cause the Contribution and Distribution or any Internal Distribution to be treated as part of a plan pursuant to which one or more Persons acquire directly or indirectly Capital Stock of Parent or any member of the Parent Group that was a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(b) of the Code) in any Internal Distribution representing a Fifty-Percent or Greater Interest therein or (iii) any act or failure to act by Parent or any Affiliate of Parent described in Section 7.3.

(c) To the extent that any Tax-Related Loss is subject to indemnity under both Section 7.5(a) and Section 7.5(b) responsibility for such Tax-Related Loss shall be shared by Parent and SpinCo, as applicable, according to relative fault. The relative fault of Parent and SpinCo shall be determined by reference to, among other things, the Parties’ relative intent, knowledge, access to information and opportunity to correct or prevent the applicable act, failure to act, statement or omission that is the basis for the Tax-Related Loss (the “Liability Event”), and whether the Liability Event occurred because of one Party’s reasonable reliance on the other.

(d) Notwithstanding anything in Sections 7.5(b) or 7.5(c) to the contrary, SpinCo shall be responsible for, and shall indemnify and hold harmless Parent and its Affiliates and each of their respective officers, directors and employees from and against, 100% of (i) any Tax-Related Losses resulting from the application of Section 355(e) or Section 355(f) of the Code (other than as a result of an acquisition of a Fifty-Percent or Greater Interest in Parent or any member of the Parent Group) and (ii) any other Tax-Related Losses, in each case resulting (for the absence of doubt, in whole or in part) from an acquisition after the Contribution and Distribution of any Capital Stock or assets of SpinCo or any Affiliate of SpinCo by any means whatsoever by any Person or any action or failure to act by SpinCo affecting the voting rights of SpinCo’s Capital Stock or the Capital Stock of any Affiliate of SpinCo.

7.6 [Section 336(e) Election. If Parent determines, in its sole discretion, that a protective election under Section 336(e) of the Code (a “Section 336(e) Election”) shall be made with respect to the Distribution (or any Internal Distribution), SpinCo shall (and shall cause any relevant member of the SpinCo Group to) join with Parent (or any relevant member of the Parent Group) in the making of such election and shall take any action reasonably requested by Parent or that is otherwise necessary to give effect to such election (including making any other related election). If a Section 336(e) Election is made with respect to the Distribution (or any Internal Distribution), then this Agreement shall be amended in such a manner as is determined by Parent in good faith to take into account such Section 336(e) Election, including by requiring that, in the event (a) the Contribution and the Distribution (or any Internal Distribution) fails to have Tax-Free Status and (b) a Party that does not have exclusive responsibility pursuant to this Agreement for Tax-Related Losses arising from such failure actually realizes in cash a Tax Benefit from the step-up in Tax basis resulting from the Section 336(e) Election, such Party shall pay over to the Party that has exclusive responsibility pursuant to this Agreement for such Tax-Related Losses any such Tax Benefits realized (provided that, if such Tax-Related Losses are Taxes for which more than one Party is liable under Section 7.5(c), the Party that actually realizes in cash the Tax Benefit resulting from the relevant Section 336(e) Election shall pay over to each the other Party the percentage of any such Tax Benefits realized that corresponds to each such Party’s percentage share of such Taxes).]

ARTICLE VIII

PROCEDURAL MATTERS

8.1 Cooperation.

(a) Each Party shall cooperate with reasonable requests from the other Party in matters covered by this Agreement, including in connection with the preparation and filing of Tax Returns, determining the liability for and amount of any Taxes or the right to and amount of any refunds of Taxes, the determination of the proper financial accounting treatment of Tax Items, the conduct and settlement of Tax Contests, mitigating or reducing the amount of losses (or potential losses) arising from potential indemnity claims hereunder, and waivers of legal requirements under this Agreement, in each case without prejudice to any Party’s rights under this Agreement. Such cooperation shall include, but is not limited to:

(i) retaining until the expiration of the relevant statute of limitations (including extensions) plus one year, any and all records, documents, accounting data, computer data, actuarial data, investment data and other information “Records”) necessary for the preparation, filing, review, audit or defense of all Tax Returns relevant to an obligation, right or liability of either Party under this Agreement;

(ii) providing the other Party reasonable access to Records (in the format reasonably determined by the other Party) and to its personnel, including employees and agents of the Parties or their respective affiliates (ensuring their cooperation and reasonable assistance), and premises during normal business hours to the extent relevant to an obligation, right or liability of the other Party under this Agreement or otherwise reasonably required by the other Party to complete Tax Returns, comply with audit requirements, participate in any audit or examination of Tax Returns or to compute the amount of any payment contemplated by this Agreement; and

(iii) after the period of time described in Section 8.1(a)(i) has expired, notifying the other Party prior to disposing of any Records and affording the other Party the opportunity to take possession or make copies of such Records at its discretion and at its own cost and expense.

(b) Additionally, each Party shall (and shall cause its Affiliates to) provide to the other Party with such cooperation, information and assistance reasonably requested by the other Party in connection with:

(i) preparing and filing any Tax Return described in Section 4.1(a) or (b);

(ii) determining the liability for and amount of any Taxes due (including estimated Taxes) or the right to and amount of any refund of Taxes;

(iii) timely responding to any Tax Contest;

(iv) obtaining an opinion from an outside Tax Advisor with respect to matters described in (i), (ii) and (iii) above; and

(v) timely complying with auditor requests with respect to matters (i), (ii) and (iii) above.

Any such request shall be fulfilled as soon as practicable after receipt of a written notice describing the information required and, with respect to any request pursuant to Section 8.1(b)(i), no later than 60 days prior to the due date for filing such Tax Return (with extensions), or in the case of any such Tax Return filed on a monthly basis or property Tax Return, at least 10 Business Days prior to the due date for such Tax Return.

(c) Any information or documents provided under this Section 8.1 shall be kept confidential by the Party or Parties receiving the information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with any Tax Contest. Notwithstanding any other provision of this Agreement, the Separation and Distribution Agreement or any other Ancillary Agreement, in no event shall either Party be required to provide the other Party or any of its respective Affiliates or their respective representatives access to or copies of any information or documents if such action could reasonably be expected to be commercially detrimental, violate any law or obligation to a third party or result in the waiver of any privilege under applicable Law, provided that each of the Parties shall use its reasonable best efforts to provide such information or documents in accordance with its obligations under Sections 8.1(a) and (b) in a manner that avoids any such harm or consequence.

8.2 Interest. Any payments required pursuant to this Agreement that are not made within the time period specified in this Agreement shall bear interest from the end of that period at the Prime Rate plus two percent, compounded semiannually, from the due date of the payment to the date paid. To the extent interest required to be paid under this Section 8.2 duplicates interest required to be paid under any other provision of this Agreement, interest shall be computed at the higher of the interest rate provided under this Section 8.2 or the interest rate provided under such other provision.

8.3 Treatment of Payments; Tax Gross Up.

(a) Except to the extent otherwise required by a change in Tax treatment under the Code or other applicable Tax law, SpinCo and Parent agree that, for all Income Tax purposes, (i) any indemnity payment payable pursuant to this Agreement or by the Separation and Distribution Agreement or the Employee Matters Agreement (not including, for the avoidance of doubt, any payment to fund the Parent Non-Qualified Liabilities) shall be treated as if it occurred immediately prior to the Distribution and shall be treated as being distributed or contributed, as appropriate, pursuant to the Plan of Reorganization that includes the Distribution and (ii) any payment of interest or state Income Taxes by or to a Tax Authority, as taxable or deductible, as the case may be, to the Party entitled under this Agreement to retain such payment or required under this Agreement to make such payment. The Parties shall cooperate in good faith (including, where relevant, by using commercially reasonable efforts to establish local payment arrangements between each Party’s Subsidiaries) to minimize or eliminate, to the extent permissible under applicable law, any Tax that would otherwise be imposed with respect to any payment required by this Agreement or by the Separation and Distribution Agreement (or maximize the ability to obtain a credit for, or refund of, any such Tax).

(b) If, notwithstanding the manner in which payments described in Section 8.3(a) were reported, there is an adjustment to the Tax liability of a Party as a result of its receipt or payment pursuant to this Agreement or the Separation or Distribution Agreement, such payment shall be appropriately adjusted so that the amount of such payment, reduced by the amount of all Income Taxes payable with respect to the receipt thereof (but taking into account all correlative Tax Benefits resulting from the payment of such Income Taxes), shall equal the amount of the payment which the Party receiving such payment would otherwise be entitled to receive.

(c) Notwithstanding anything in this Agreement to the contrary, to the extent a Party makes a payment of interest to another Party under this Agreement with respect to the period from (i) the date that the payor was required to make a payment to the payee to (ii) the date that the payor actually made such payment, the interest payment shall be treated as interest expense to the payor (deductible to the extent provided by law) and as interest income by the payee (includible in income to the extent provided by law). The amount of the payment shall not be adjusted to take into account any associated Tax Benefit to the payor or increase in Tax to the payee.

8.4 Dispute Resolution. In the event of any dispute between the Parties as to any matter covered by this Agreement, including any amendments thereto, the parties shall appoint a nationally recognized independent public accounting firm (the “Accounting Firm”) to resolve such dispute. In this regard, the Accounting Firm shall make determinations with respect to the disputed items based solely on representations made by Parent and SpinCo and their respective representatives, and not by independent review, and shall function only as an expert and not as an arbitrator and shall be required to make a determination in favor of one Party only. The Parties shall require the Accounting Firm to resolve all disputes no later than 30 days after the submission of such dispute to the Accounting Firm and agree that all decisions by the Accounting Firm with respect thereto shall be final and conclusive and binding on the Parties. The Accounting Firm shall resolve all disputes in a manner consistent with this Agreement. The Parties shall require the Accounting Firm to render all determinations in writing and to set forth, in reasonable detail, the basis for such determination. The fees and expenses of the Accounting Firm shall be borne equally by the Parties.

ARTICLE IX

TAX CONTESTS

9.1 Tax Contests.

(a) Parent or SpinCo, as applicable, shall, within 10 Business Days of becoming aware of any Tax Contest (including a Transaction Tax Contest) that could reasonably be expected to cause the other Party to have an indemnification obligation under this Agreement, notify the other Party of such Tax Contest and thereafter promptly forward or make available to the Indemnifying Party copies of notices and communications relating to the relevant portions of such Tax Contest. Any such notice shall contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail. A failure by an Indemnitee to give notice as provided in this Section 9.1(a) (or to promptly forward any such notices or communications) shall not relieve the Indemnifying Party’s indemnification obligations under this Agreement, except to the extent that the Indemnifying Party shall have been actually prejudiced by such failure; provided, however, that such Indemnitee shall make all commercially reasonable efforts to mitigate such failure, including by seeking an extension of any relevant time limitations or deadlines for response.

(b) Parent shall, subject to Section 9.1(d), have the exclusive right to control the conduct and settlement of any Tax Contest (i) that relates solely or primarily to Taxes that are the responsibility of Parent pursuant to Article II or (ii) at Parent’s election, that may reasonably be expected to materially affect amounts for which both Parent and SpinCo are liable under Article II, provided that SpinCo shall have the right, at its sole expense, to participate in and advise on all aspects of any Tax Contest Parent elects to control under clause (ii) above, but only in connection with matters relating to potential material liability of a member of the SpinCo Group. If the conduct or settlement of any portion or aspect of such Tax Contest could reasonably be expected to cause SpinCo to have an indemnification obligation or a Tax Benefit entitlement under this Agreement, then Parent shall not accept or enter into any settlement without the consent of SpinCo, which shall not be unreasonably withheld or delayed. If, as result of a Tax Contest which Parent elects to control described in clause (ii) above, SpinCo could reasonably be expected to have an indemnification obligation or Tax Benefit entitlement under this Agreement, (1) Parent shall consult with SpinCo reasonably in advance of taking any material proposed course of action, (2) Parent shall consult with SpinCo and offer SpinCo a reasonable opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Consent, (3) Parent shall conduct such Tax Contest with reasonable diligence and in good faith as if it were the only party in interest in connection with such Tax Contest, (4) SpinCo shall be entitled to participate in all formally scheduled meetings with any Tax Authority relating to such Tax Contest and receive copies of any written materials received by Parent from the relevant Tax Authority and (5) Parent shall keep SpinCo promptly informed of all material developments in relation to the Tax Contest. Parent shall notify SpinCo within 10 Business Days of becoming aware of a Tax Contest under Section 9.1(b)(ii) if Parent does not elect to control such Tax Contest; provided that Parent shall have the right to assume control of any such Tax Contest and to settle, compromise and/or concede such Tax Contest, if Parent reasonably determines that (x) as a result of subsequent developments the expected Tax liability exposure of any member of the Parent Group resulting from such Tax Contest has materially increased; (y) SpinCo has failed to adequately and properly manage the conduct of such Tax Contest or (z) an event has occurred during such Tax Contest that could adversely affect Parent in any material respect.

(c) SpinCo shall, subject to Section 9.1(d), have the exclusive right to control the conduct and settlement of any Tax Contest (i) that relates solely to Taxes that are the responsibility of SpinCo pursuant to Article II, (ii) that could not reasonably be expected to materially affect amounts for which Parent is liable under Article II, or (iii) that Parent does not elect to control under Section 9.1(b)(ii); provided that Parent shall have the right, at its sole expense, to participate in and advise on all aspects of such Tax Contests and may coordinate discussions with the relevant Taxing Authority with respect thereto, and, with respect to any Tax Contest that could reasonably be expected to cause Parent to have an indemnification obligation or a Tax Benefit entitlement under this Agreement, SpinCo shall not accept or enter into any settlement without the consent of Parent, which shall not be unreasonably withheld or delayed.

(d) Notwithstanding anything in this Section 9.1 to the contrary, with respect to any Transaction Tax Contest as a result of which SpinCo could reasonably be expected to become liable for any Tax or Tax-Related Losses which Parent has the right to administer and control pursuant to Section 9.1(b), (i) Parent shall solely control the resolution of such Tax Contest, (ii) Parent shall consult with SpinCo reasonably in advance of taking any material proposed course of action, (iii) Parent shall consult with SpinCo and offer SpinCo a reasonable opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Contest, (iv) Parent shall conduct such Tax Contest with reasonable diligence and in good faith as if it were the only party in interest in connection with such Tax Contest and (v) Parent shall provide SpinCo with any written materials relating to such Tax Contest received from the relevant Tax Authority.

(e) With respect to any Transaction Tax Contest as a result of Parent could reasonably be expected to become liable for any Tax or Tax-Related Losses which SpinCo has the right to administer and control pursuant to Section 9.1(c), (i) SpinCo shall consult with Parent reasonably in advance of taking any material proposed course of action, (ii) SpinCo shall consult with Parent and offer Parent a reasonable opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Contest, (iii) SpinCo shall conduct such Tax Contest with reasonable diligence and in good faith as if it were the only party in interest in connection with such Tax Contest, (iv) Parent shall be entitled to participate in such Tax Contest and receive copies shall of any written materials relating to such Tax Contest received from the relevant Tax Authority and (v) SpinCo shall not settle, compromise or abandon any such Tax Contest without obtaining the prior written consent of Parent, which consent shall not be unreasonably withheld, provided that Parent shall have right to assume control of such Tax Contest as described in Section 9.1(b).

(f) SpinCo shall (and shall cause each member of the SpinCo Group to) execute and deliver to Parent (or such member of the Parent Group as Parent shall designate) any power of attorney or similar document reasonably requested by Parent (or such designee) in connection with any Tax Contest controlled by Parent described in this Section 9.1. Parent shall (and shall cause each member of the Parent Group to) execute and deliver to SpinCo (or such member of the SpinCo Group as SpinCo shall designate) any power of attorney or similar document reasonably requested by SpinCo (or such designee) in connection with any Tax Contest controlled by SpinCo described in this Section 9.1.

9.2 Expenses and Applicability. Subject to Section 7.5, after the Contribution and Distribution, each Party shall bear its own expenses in the course of any Tax Contest.

9.3 Scheduled Tax Contests. Notwithstanding anything in Sections 5.2, 9.1 and 9.2 to the contrary, all Tax Contests relating to the matter described in Schedule 9.3 shall be subject to the procedures described in Schedule 9.3.

ARTICLE X

MISCELLANEOUS

10.1 Effective Date; Termination of Prior Intercompany Tax Allocation Agreements . This Agreement shall be effective as of the Effective Time. As of the Effective Time, (i) all prior intercompany Tax allocation agreements or arrangements solely between or among Parent and/or any of its Subsidiaries, on the one hand, and SpinCo and/or any of its Subsidiaries, on the other hand, shall be terminated, and (ii) amounts due under such agreements as of the date on which the Effective Time occurs shall be settled. Upon such termination and settlement, no further payments by or to Parent or any of its Subsidiaries or by or to SpinCo or any of its Subsidiaries, with respect to such agreements shall be made, and all other rights and obligations resulting from such agreements between the Parties and their Affiliates shall cease at such time. Any payments pursuant to such agreements shall be disregarded for purposes of computing amounts due under this Agreement; provided that, to the extent appropriate, payments made pursuant to such agreements shall be credited to Parent or SpinCo, respectively, in computing their respective obligations pursuant to this Agreement, in the event that such payments relate to a Tax liability that is the subject matter of this Agreement for a Tax Period that is the subject matter of this Agreement.

10.2 Coordination of Agreements. The Parties agree that, in the event of a conflict between the terms of this Agreement and the Separation and Distribution Agreement or any of the Ancillary Agreements, with respect to the matters addressed herein, the terms of this Agreement shall govern (it being understood that the terms pursuant to which any transition services related to Tax matters shall be provided under the Transition Services Agreement shall be governed by the Transition Services Agreement).

10.3 Counterparts; Entire Agreement; Corporate Power.

(a) This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties hereto and delivered to the other Party hereto.

(b) This Agreement and the Exhibits, Schedules and appendices hereto contain the entire agreement between the Parties with respect to the subject matter hereof, and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings between the Parties other than those set forth or referred to herein or therein.

(c) Parent represents on behalf of itself and each other member of the Parent Group, and SpinCo represents on behalf of itself and each other member of the SpinCo Group, as follows:

(i) each such Person has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform this Agreement; and

(ii) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms hereof.

(d) Each Party acknowledges that it and each other Party is executing this Agreement by facsimile, stamp or mechanical signature, and that delivery of an executed counterpart of a signature page to this Agreement (whether executed by manual, stamp, electronic or mechanical signature) by email in portable document format (PDF) shall be effective as delivery of such executed counterpart of this Agreement. Each Party expressly adopts and confirms each such facsimile, stamp or mechanical signature (regardless of whether delivered in person, by mail, by courier or by email in portable document format (PDF)) made in its respective name as if it were a manual signature delivered in person, agrees that it shall not assert that any such signature or delivery is not adequate to bind such Party to the same extent as if it were signed manually and delivered in person and agrees that, at the reasonable request of the other Party at any time, it shall as promptly as reasonably practicable cause this Agreement to be manually executed (any such execution to be as of the date of the initial date thereof) and delivered in person, by mail or by courier.

10.4 Governing Law; Waiver of Jury Trial.

(a) This Agreement (and any Disputes arising out of or related or to the transactions contemplated hereby or to the inducement of any party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware irrespective of the choice of laws principles of the State of Delaware including all matters of validity, construction, effect, enforceability, performance and remedies.

(b) Subject to the provisions of Section 8.4, each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the federal court of the United States of America sitting in Delaware, and appellate courts thereof, in any action or proceeding arising out of or relating to this Agreement for recognition or enforcement of any judgment relating hereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the federal court of the United States of America sitting in Delaware, and appellate courts thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the federal court of the United States of America sitting in Delaware, and appellate courts thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts.

(c) EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.4(c).

10.5 Assignability. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns; provided, however, that neither Party may assign its rights or delegate its obligations under this Agreement without the express prior written consent of the other Party hereto. Notwithstanding the foregoing, no such consent shall be required for the assignment of a Party’s rights and obligations under this Agreement in whole in connection with a Change of Control of a Party so long as the resulting, surviving or transferee Person assumes all the obligations of the relevant party thereto by operation of Law or pursuant to an agreement in form and substance reasonably satisfactory to the other Party. Nothing herein is intended to, or shall be construed to, prohibit either Party or any member of its Group from being party to or undertaking a Change of Control.

10.6 Third-Party Beneficiaries. Except for any Parent Indemnitee or SpinCo Indemnitee (in their respective capacities as such) expressly entitled to indemnification rights under this Agreement, (a) the provisions of this Agreement are solely for the benefit of the Parties hereto and are not intended to confer upon any other Person any rights or remedies hereunder, and (b) there are no third-party beneficiaries of this Agreement and this Agreement shall not provide any Third Party with any remedy, claim, Liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

10.7 Notices. All notices, requests, claims, demands or other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by e-mail with receipt confirmed (followed by delivery of an original via overnight courier service or by registered or certified mail postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.7):

If to Parent, to:

International Paper Company

6400 Poplar Avenue

Memphis, Tennessee 38197

Attention: [                     ]

E-mail: [             ]

with a copy (which shall not constitute notice) to:

[             ]

[             ]

[             ]

Attention: [                     ]

E-mail: [             ]

If to SpinCo, to:

[             ]

[             ]

[             ]

Attention: [                     ]

E-mail: [             ]

with a copy (which shall not constitute notice) to:

[             ]

[             ]

[             ]

Attention: [                     ]

E-mail: [             ]

A Party may, by notice to the other Party, change the address to which such notices are to be given.

10.8 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof or thereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. Upon such determination, the Parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect the original intent of the Parties.

10.9 Force Majeure. No Party shall be deemed in default of this Agreement for any delay or failure to fulfill any obligation (other than a payment obligation) hereunder or thereunder so long as and to the extent any delay or failure in the fulfillment of such obligation is prevented, frustrated, hindered or delayed as a consequence of circumstances of Force Majeure. In the event of any such excused delay, the time for performance of such obligations (other than a payment obligation) shall be extended for a period equal to the time lost by reason of the delay. A Party claiming the benefit of this provision shall, as soon as reasonably practicable after the occurrence of any such event, (a) provide written notice to the other Party of the nature and extent of any such Force Majeure condition; and (b) use commercially reasonable efforts to remove any such causes and resume performance under this Agreement, as applicable, as soon as reasonably practicable.

10.10 Headings. The Article, Section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

10.11 Survival. Except as expressly set forth in this Agreement, the covenants, representations and warranties contained in this Agreement, and Liability for the breach of any obligations contained herein, shall survive the Separation and the Distribution and shall remain in full force and effect without limitation as to time.

10.12 Waivers of Default. Waiver by a Party of any default by the other Party of any provision of this Agreement must be in writing and shall not be deemed a waiver by the waiving Party of any subsequent or other default, nor shall it prejudice the rights of the other Party. No failure or delay by a Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall a single or partial exercise thereof prejudice any other or further exercise thereof or the exercise of any other right, power or privilege.

10.13 Specific Performance. Subject to the provisions of Section 8.4, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the Party hereto that is, or is to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief in respect of its rights under this Agreement in addition to any other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties.

10.14 Amendments. No provisions of this Agreement shall be deemed waived, amended, supplemented or modified by a Party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of the Party against whom it is sought to enforce such waiver, amendment, supplement or modification.

10.15 Interpretation. In this Agreement, (a) words in the singular shall be deemed to include the plural and vice versa and words of one gender shall be deemed to include the other genders as the context requires; (b) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the schedules, exhibits and appendices hereto and thereto) and not to any particular provision of this Agreement; (c) article, section, schedule, exhibit and appendix references are to the articles, sections, schedules, exhibits and appendices to this Agreement unless otherwise specified; (d) unless otherwise stated, all references to any agreement (including this Agreement) shall be deemed to include the exhibits, schedules and annexes to such agreement; (e) the word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless otherwise specified; (f) the word “or” shall not be exclusive; (g) unless otherwise specified in a particular case, the word “days” refers to calendar days; (h) references to “Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banking institutions are generally authorized or required by law to close in (x) Memphis, Tennessee or (y) New York, New York; (i) references herein to this Agreement or any other agreement contemplated herein shall be deemed to refer to this Agreement or such other agreement as of the date on which it is executed and as it may be amended, modified or supplemented thereafter, unless otherwise specified; (j) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (k) unless otherwise specified, all dollar amounts, including the symbol “$”, refer to the lawful currency of the United States of America; and (l) all references to “the date hereof” or “the date of this Agreement” and words of similar import shall all be references to [        ], 2021.

10.16 Limitations of Liability. Notwithstanding anything in this Agreement to the contrary, neither SpinCo or any member of the SpinCo Group, on the one hand, nor Parent or any member of the Parent Group, on the other hand, shall be liable under this Agreement to the other for any indirect, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages of the other arising in connection with the transactions contemplated hereby (other than any such Liability with respect to a Third-Party Claim).

10.17 Performance. Parent shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement to be performed by any member of the Parent Group. SpinCo shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement to be performed by any member of the SpinCo Group. Each Party (including its permitted successors and assigns) further agrees that it shall (a) give timely notice of the terms, conditions and continuing obligations contained in this Agreement to all of the other members of its Group and (b) cause all of the other members of its Group not to take any action or fail to take any such action inconsistent with such Party’s obligations under this Agreement or the transactions contemplated hereby.

10.18 Mutual Drafting. This Agreement shall be deemed to be the joint work product of the Parties and any rule of construction that a document shall be interpreted or construed against a drafter of such document shall not be applicable.

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IN WITNESS WHEREOF, the Parties have caused this Tax Matters Agreement to be executed by their duly authorized representatives as of the date first written above.

INTERNATIONAL PAPER COMPANY

By:

Name:
Title:

SYLVAMO CORPORATION

By:

Name:

Title:

[Signature Page to Tax Matters Agreement]

Schedule 2.3

For purposes of this Schedule 2.3, “Brazil Goodwill Taxes” means any and all Taxes or legal charges imposed by any Brazilian Governmental Authority, resulting directly from the Brazilian Federal Revenue Service’s challenge of goodwill amortization deductions taken by International Paper do Brasil Ltda. (“IP do Brasil”) on its Tax Returns for its 2007-2017 Tax Periods relating to the merger of LA Celulose and IP do Brasil.

(a) Pre-Distribution Date Liability. If, prior to the Distribution Date, (i) a Brazilian Governmental Authority enacts an amnesty program and (ii) Parent determines in its sole discretion to become a party to such amnesty program and settle all or a portion of IP do Brasil’s liability relating to the Brazil Goodwill Taxes, Parent shall notify SpinCo of such determination on or prior to the Distribution Date, Parent shall be responsible for and shall pay to SpinCo or to the relevant Brazilian Governmental Authority for the account of IP do Brasil an amount equal to 100% of such settlement up to $180 million. To the extent that the amount of such settlement exceeds $180 million, SpinCo shall be responsible for and shall pay to the relevant Brazilian Governmental Authority for the account of IP do Brasil an amount equal to 100% of such excess, up to $60 million, and Parent shall be responsible for and shall pay to the relevant Brazilian Governmental Authority for the account of IP do Brasil 100% of any amount of such settlement above $240 million.

(b) Post-Distribution Date Liability.

(i) Parent shall pay to SpinCo or to the relevant Brazilian Governmental Authority for the account of IP do Brasil an amount equal to 60% of any Brazil Goodwill Taxes imposed on or payable by IP do Brasil following the Distribution Date as a result of a Final Determination, whether pursuant to a final, non-appealable determination by a federal court in Brazil, the terms of an amnesty program to which IP do Brasil has become a party or other settlement or otherwise, other than any Brazil Goodwill Taxes pursuant to a settlement for which Parent has payment responsibility under clause (a).

(ii) Parent shall pay to SpinCo an amount equal to 60% of any premium and other costs and expenses paid by SpinCo for any period following the Distribution Date to the providers of the Surety Bonds (as defined below) to maintain, renew or replace the Surety Bonds.

(c) Reimbursement of Payments by Parent. If any amount with respect to the Brazil Goodwill Taxes is either (1) (x) drawn on one or more surety bonds issued in favor of [the Federal courts in Brazil] with respect to the Brazil Goodwill Taxes (the “Surety Bonds”) and (y) reimbursed by Parent or a member of the Parent Group to the providers of the Surety Bonds pursuant to the terms of the Surety Bonds and indemnity agreements entered into in connection therewith, or (2) paid by Parent to the relevant Brazilian Governmental Authority for the account of IP do Brasil, SpinCo shall pay to Parent an amount equal to the excess, if any, of (i) the aggregate amount reimbursed by Parent to the providers of the Surety Bonds or paid by Parent to the relevant Brazilian Governmental Authority for the account of IP do Brasil, as applicable, over (ii) the amount for which Parent has payment responsibility under clause (a) or (b) of this Schedule 2.3.

(d) Timing; Currency.

(i) Any payment required to be made by Parent pursuant to clauses (a) or (b)(i) of this Schedule 2.3 as a result of a settlement pursuant to an amnesty program shall be made on or prior to the date such settlement payment is required to be made by IP do Brasil (taking into account any available extensions for making such payment) pursuant to such amnesty program.

(ii) Any payment (x) required to be made by Parent pursuant to clause (b)(i) of this Schedule 2.3 and (y) not described in clause (d)(i) shall be made on or prior to the date a payment is required to be made by IP do Brasil (taking into account any available extensions for making such payment) following a Final Determination that is non-appealable or for which Parent has determined not to pursue an available appeal.

(iii) Any payment required to be made by Parent pursuant to clause (b)(ii) of this Schedule 2.3 shall be made within 5 Business Days after SpinCo provides Parent with a request for reimbursement with respect to the relevant amount.

(iv) Any payment required to be made by SpinCo pursuant to clause (c) of this Schedule 2.3 shall be made within 5 Business Days after the date Parent provides SpinCo with notice that an applicable amount has been drawn with respect to the Surety Bonds or has been paid by Parent to the relevant Brazilian Governmental Authority. Without prejudice to Parent’s other rights and remedies, in the event any payment required to be made to Parent by SpinCo pursuant to clause (c) of this Schedule 2.3 is not paid when due, interest shall accrue from such date until the date of actual payment, at an annual interest rate equal to the Prime Rate plus 2.5%, which interest shall be payable quarterly in arrears on the last Business Day of each quarter and shall be computed on the basis of a year of 360 days and the actual number of days elapsed.

(v) Any payment required to be made by SpinCo to Parent pursuant this Schedule 2.3 shall be made in U.S. dollars. The U.S. dollar amount of any payment required to be made by SpinCo to Parent pursuant to clause (c) of this Schedule 2.3 to reimburse a payment in Brazilian real by Parent or a member of the Parent Group shall be determined based the U.S. dollar cost that is incurred by Parent or such member of the Parent Group in making such payment (including the cost of any related currency hedging), as determined by Parent in good faith. Any payment required to be made by Parent to SpinCo or the relevant Brazilian Governmental Authority pursuant to clause (a) or clause (b) of this Schedule 2.3 shall be made in Brazilian real.

(e) Replacement or Renewal of Surety Bonds. Parent shall use its commercially reasonable efforts with the cooperation of SpinCo to procure the replacement, renewal or the issuance of additional Surety Bonds as the applicable Brazilian Governmental Authority may reasonably request for IP do Brasil to continue the Tax Contest relating to the Brazil Goodwill Taxes, by agreeing to indemnify or guarantee the provider or providers of such Surety Bonds (which arrangements may require Parent to post collateral to secure its obligations to the provider or providers of the Surety Bonds), or if such Surety Bonds cannot be replaced, renewed or obtained, to make other collateral arrangements as the applicable Brazilian Governmental Authority may reasonably request for IP do Brasil to continue the Tax Contest relating to the Brazil Goodwill Taxes. SpinCo shall not permit IP do Brazil or any other member of the SpinCo Group to, without Parent’s prior written consent, (1) renew or extend, or fail to renew or extend, the term of, (2) increase its obligations under, (3) transfer to another third party or (4) amend in any manner adverse to Parent, except as contemplated by the first sentence of this paragraph (e) or Schedule 9.3, the Surety Bonds or any obligation for which Parent is, or would reasonably be expected to be, liable relating to the Brazil Goodwill Taxes.

(f) Guarantee Fee; Collateral Fee.

(i) In consideration for the indemnity agreement or any other guarantee entered into by Parent in connection with the Surety Bonds, SpinCo shall pay to Parent in cash a guarantee fee calculated at an annual rate of 1.5% based on 40% of the face amount of the Surety Bonds (the “Guarantee Fee”) for so long as the Surety Bonds remain outstanding. The Guarantee Fee shall be payable quarterly in advance, with the first quarterly installment of the Guarantee Fee payable with respect to the period beginning on October 1, 2021 and ending on December 31, 2021. Each quarterly installment of the Guarantee Fee shall be payable in advance within fifteen (15) days following the beginning of the relevant quarter and shall be calculated based on the U.S. dollar equivalent of the face amount of the Surety Bonds outstanding on the last Business Day of the previous quarter, using the applicable spot exchange rate on such day with a true up payment to be made at the end of the relevant quarter if the face amount of the Surety Bonds outstanding is increased during such quarter.

(ii) From and following any posting of collateral by the Parent to secure its obligations under the Surety Bonds pursuant to a demand therefor by the provider or providers thereof, or from and following any making by Parent of other collateral arrangements as requested by the applicable Brazilian Governmental Authority as contemplated in clause (e) of this Schedule 2.3, for so long as such collateral remains posted, (x) the Guarantee Fee shall terminate and (y) SpinCo shall instead pay to Parent in cash a collateral fee calculated at an annual rate equal to LIBOR plus 3% based on 40% of the fair market value of such collateral (the “Collateral Fee”), provided that, if Sylvamo elects to post collateral in respect of 40% of the liability, the collateral fee shall be zero. The Collateral Fee shall be payable in quarterly installments pursuant to the same schedule described in clause (i) with respect to the Guarantee Fee, and shall be calculated based on the amount of collateral posted on the last Business Day of the quarter preceding the period with respect to which such Collateral Fee accrues, with a true up payment to be made at the end of such period if the amount of collateral posted is increased during such period. If such collateral is cash other than U.S. dollars, the fair market value of such collateral shall be converted into U.S. dollars using the spot exchange rate on the last Business Day of the quarter preceding the period which respect to which such Collateral Fee accrues. For purposes of this clause (f)(ii) “LIBOR” means the “Benchmark” for U.S. dollar borrowings with a three month interest period under the revolving credit facility of Parent as in effect from time to time.

(g) SpinCo Liquidity. From and following the date on which 40% of the amount of the maximum potential exposure for Brazil Goodwill Taxes which may be assessed by the Brazilian Federal Revenue Service (the “Exposure Amount”), exceeds $275 million, Parent may request SpinCo and its Subsidiaries that are treated as restricted subsidiaries under SpinCo’s Revolving Credit Facility to maintain Liquidity on the last day of each fiscal quarter of not less than the Exposure Amount. If, following such a request from Parent, SpinCo and its restricted subsidiaries fail to maintain Liquidity at such level when required, the rate at which the Guarantee Fee or the Collateral Fee, as applicable, accrues shall be automatically increased by 2% for any fiscal quarter which immediately follows a fiscal quarter for which Liquidity is not maintained at the required level. For purposes of this clause (g), (i) “Liquidity” means the sum of (x) all readily available unrestricted cash and cash equivalents of SpinCo and its Subsidiaries that are treated as restricted subsidiaries under SpinCo’s Revolving Credit Facility in excess of $100 million and (y) the aggregate unused amount of commitments under SpinCo’s Revolving Credit Facility that can be drawn while maintaining pro forma compliance with the “Maximum Consolidated Total Leverage Ratio” (as defined in SpinCo’s Revolving Credit Facility) and (ii) “Revolving Credit Facility” means the [Revolving Credit Facility, dated as of [ ], 2021, among SpinCo, as Borrower, the lenders party thereto and Bank of America, N.A., as administrative agent and collateral agent].

For the avoidance of doubt, (i) Sections 5.2 and 8.3(b) of this Agreement shall not apply to payments required under this Schedule 2.3 and (ii) Parent shall not be required to make any payment in respect of Brazil Goodwill Taxes to SpinCo or any of its Affiliates to the extent that the relevant Brazilian Governmental Authority irrevocably abandons and relinquishes, or otherwise irrevocably ceases to pursue, the Brazilian Federal Revenue Service’s challenge relating to the Brazil Goodwill Taxes or such challenge is resolved in favor of IP do Brasil.

Schedule 7.2(c)(iii)

Schedule 9.3

Brazil Goodwill Tax Contests.

(a) Parent shall administer and control the conduct and resolution of any Tax Contest relating to the Brazil Goodwill Taxes (the “Brazil Goodwill Tax Contests”), provided that, other than in the case of any settlement described in clause (a) of Schedule 2.3, (i) SpinCo shall have the right, at its sole expense, to participate in any Brazil Goodwill Tax Contest (ii) Parent shall consult with SpinCo reasonably in advance of taking any material proposed course of action with respect to the Brazil Goodwill Tax Contests, (iii) Parent shall consult with SpinCo and offer SpinCo a reasonable opportunity to comment before submitting any written materials prepared or furnished in connection with the Brazil Goodwill Tax Contests, (iv) SpinCo shall be entitled to participate in all formally scheduled meetings with any Tax Authority relating to the Brazil Goodwill Tax Contests and (v) Parent shall conduct the Brazil Goodwill Tax Contests with reasonable diligence and in good faith as if it were the only party in interest in connection with the Brazil Goodwill Tax Contests. Without limiting the generality of the foregoing, Parent shall have the right to (1) determine in its sole discretion, which discretion shall be exercised in good faith, whether to appeal or to resolve any Brazil Tax Goodwill Contest (whether pursuant to participation in an amnesty program or other settlement or otherwise) and (2) select the counsel that will represent IP do Brasil in connection with the Brazil Tax Goodwill Contests.

(b) SpinCo shall (and shall cause each member of the SpinCo Group to) execute and deliver to Parent (or such member of the Parent Group as Parent shall designate) any power of attorney or similar document reasonably requested by Parent (or such designee) in connection with any Brazil Goodwill Tax Contest.

(c) Each Party shall bear its own expenses in the course of any Brazil Goodwill Tax Contest.